Ameritrade Holding Corporation Datek Online Holdings Corp. Commission File Number 0-22163

FOR IMMEDIATE RELEASE:

At the Company
Donna Kush	Dave Pleiss
Director, Corporate Communications	Director, Investor Relations
(402) 827-8931	(402) 597-5658
dkush@ameritrade.com	dpleiss@ameritrade.com

AMERITRADE REPORTS NEW ACCOUNTS AND
AVERAGE TRADES PER DAY FOR APRIL

Omaha, Neb., May 10, 2002 – Ameritrade Holding Corporation (Nasdaq: AMTD) today reported continuing growth in its core online brokerage business.

The Company opened 28,000 new accounts* for a total of 1,895,000, with an average daily volume of 78,000 trades.

About Ameritrade Holding Corporation Ameritrade Holding Corporation (www.amtd.com) is a pioneer in the online brokerage industry with a 27-year history of providing clients a self-directed approach to investment services. The award-winning Company, through its Private Client and Institutional Client divisions, provides tiered levels of brokerage products and services tailored to meet the varying investing, trading and execution needs of individual investors, financial institutions and corporations.

*Ameritrade reports “new” accounts upon client funding of an account.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 CONCERNING THE MERGER OF AMERITRADE HOLDING CORPORATION AND DATEK ONLINE HOLDINGS CORP. TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS WILL BE ABLE TO OBTAIN THIS DOCUMENT WHEN FILED FOR FREE FROM THE COMMISSION’S WEB SITE AT WWW.SEC.GOV OR FROM AMERITRADE BY CONTACTING ITS INVESTOR RELATIONS DEPARTMENT.

###